UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 28, 2010

Commission file number: 000-50021

INTERLINK-US-NETWORK, LTD.
(Exact name of registrant as specified in its charter)

California	**000-50021**	**95-4642831**
(State or other jurisdiction of	(Commission	(I.R.S. Employer
Incorporation organization)	File Number)	Identification No.)

10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024
(Address of principal executive offices) (Zip Code)

(310) 777-0012
(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On or around June 28, 2010, Interlink-US-Network, Ltd. (the "Company," "Interlink," "we," and "us") entered into a series of agreements with The VeriGreen Group, LLC ("VeriGreen" and the "Agreements") pursuant to which the Company agreed to acquire certain assets from VeriGreen including the rights to manufacture, market, sell and distribute permeable pavers under the name Permapave ("Permapave"), and various other assets from VeriGreen in exchange for the issuance of shares of our Common Stock and Series A Preferred Stock to VeriGreen. In addition, our majority shareholder Jump Communications, Inc. ("Jump") agreed to sell all of its shares of our Common Stock and Series A Preferred Stock to VeriGreen, in exchange for a payment of $400,000 plus the assumption of all outstanding liabilities of the Company and to create a new corporate structure to exploit and market our existing businesses as well as new businesses enabled by the Company's acquired assets and technology licenses. We believe that these new businesses will enable the Company to continue to deliver to the home or business the ability to have two-way videophone sessions with broadcast quality, an unlimited number of entertainment channels, voice over IP and access to the public Internet in a single integrated service offering, while at the same time using its business network to manufacture, market, sell, distribute and develop Permapave acquired in this transaction.

Jump has already delivered its shares of Common Stock and Series A Preferred Stock to VeriGreen. We currently anticipate issuing VeriGreen shares of Common Stock and convertible shares of Preferred Stock which will convert into a number of common shares that will result in VeriGreen owning 72% of our outstanding shares on a fully diluted basis as of the closing of the VeriGreen Stock Purchase Agreement (defined below).

Stock Purchase Agreement with VeriGreen

The Company, Jump, our former Chief Executive Officer and President and VeriGreen entered into a Stock Purchase Agreement on or about June 28, 2010 (the "VeriGreen Stock Purchase Agreement"), pursuant to which the Company agreed to acquire the rights to Permapave and various other assets from VeriGreen in consideration for 1,000,000 shares of our Common Stock and 10,000 shares of our Series A Preferred Stock. In addition, Jump agreed to sell all of its shares of Interlink, consisting of 3,136,752 shares of our Common Stock and 12,546 shares of our Series A Preferred Stock in exchange for $400,000 and the issuance of shares of our Common Stock to our former Chief Executive Officer and President equal to two percent (2%) of our outstanding shares on a fully diluted basis. Our two current Directors will remain on the Board of Directors, and our Board of Directors moving forward will consist of five Directors, three appointed by VeriGreen and that A. Frederick Greenberg, our former Chief Executive Officer and Director will serve as the fourth Director, and Richard M. Greenberg, our former President and Director will serve as the fifth Director.

In connection with the VeriGreen Stock Purchase Agreement, the Company entered into employment agreements with our former Chief Executive Officer and President.

While the VeriGreen Stock Purchase Agreement provide for the completion of certain matters to occur at a later time (namely, the issuance of our stock to VeriGreen and its shareholders, and the completion of the acquisition of Permapave), the parties have since taken the position that the agreements are final, and as such cannot be cancelled or rescinded.

Additionally, pursuant to the VeriGreen Stock Purchase Agreement, the Company agreed to form a new operating subsidiary to hold the current assets of the Company originally acquired from Jump in 2007.

Item 5.01. Change in Control of Registrant.

As a result of the closing of the VeriGreen Stock Purchase Agreement, VeriGreen acquired 4,136,752 shares of our Common Stock and 22,546 shares of our Series A Preferred Stock, which on a fully diluted basis is equal to 72% of our outstanding shares. Each share of Series A Preferred Stock is convertible into 833.33 shares of our Common Stock at any time at the option of the holder. The consideration paid by VeriGreen for the shares consisted of the assets to be transferred under the terms of the VeriGreen Stock Purchase Agreement, the assumption of the obligations of the Company and the payment to Jump of $400,000. VeriGreen used funds for the acquisition acquired under loans from two of its investors. As a condition to the Agreement, VeriGreen was allowed to designate three new directors to join A. Frederick Greenberg and Richard M. Greenberg on the Company's board of directors. The table below sets forth the security ownership of VeriGreen:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The VeriGreen Group, LLC 575 Underhill Blvd., Suite 125 Syosset, NY 11791	4,136,752 owned directly of record	32.2%
Series A Convertible Preferred Stock **(1)**	The VeriGreen Group, LLC 575 Underhill Blvd., Suite 125 Syosset, NY 11791	22,546 owned directly of record **(2)**	100%

1.   Each share of Series A Convertible Preferred Stock is convertible into 833.33 shares of Common Stock at any time at the sole option of the holder. Each share also grants the holder the right to 833.33 votes on all matters coming before the shareholders of the Company.
2.   VeriGreen has the right to acquire 18,788,258 shares of Common Stock by exercising the conversion rights on the Preferred Stock.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On July 5, 2010, the Board of Directors of the Company, appointed Robert Kondratick, Fredric H. Aaron and Lloyd Weinstein to the Board of Directors of the Company to serve as directors of the Company. The Company's board of directors now consists of five directors; A. Frederick Greenberg, Richard M. Greenberg, Robert Kondratick, Fredric H. Aaron and Lloyd Weinstein. Robert Kondratick was elected Chairman of the Board and President, A. Frederick Greenberg was elected Vice President, Richard M. Greenberg was elected Vice President, Fredric H. Aaron was elected Secretary and Lloyd Weinstein was elected Treasurer of the Company. These actions were taken pursuant to the terms of the Agreement with VeriGreen previously reported herein. Each officer shall serve in such capacity until the earlier of his replacement by the Board of Directors or his voluntary resignation or termination of such position.

Mr. Robert Kondratick is the Chairman of the Board and President and a director of the Company. Mr. Kondratick is also the Manager of VeriGreen, the President of Permapave USA Corp., the President of Permeable Solutions, Inc., and a Manager of VeriBrite, LLC. All of these entities are affiliates of VeriGreen. Prior to joining VeriGreen, Mr. Kondratick served as the Chief Information Officer of Dash, a Long Island based health, fitness and self-improvement company. Mr. Kondratick was also the Director of Sales of National Financial Systems, a debt collection company. Mr. Kondratick is 39 years old.

Mr. Fredric H. Aaron, the Company's Secretary and a director, is an attorney admitted to practice in New York State and in the Federal Courts for the Southern and Eastern Districts of New York. He has served as the Company's counsel on securities matters since 2007. Mr. Aaron his own legal practice in Port Washington concentrating in business law, securities law, corporate law, mergers and acquisitions, and commercial and residential real estate. Prior to establishing his own practice, Mr. Aaron was Counsel to the New York Regional Office of the Securities and Exchange Commission and Associate General Counsel for the domestic claims division of American International Group, Inc. Mr. Aaron obtained his JD from NYU Law School in 1989 where he was Executive Editor of the "Review of Law and Social Change", and his BA in Political Science from Brandeis University in 1986, where he graduated cum laude with honors. Mr. Aaron is a member of the American Bar Association and the Nassau County Bar Association, as well as the ABA Committees on Business Law and Securities Law, and serves on the Board of Trustees of Solomon Schechter Day School of Nassau County and High School of Long Island. Mr. Aaron is 46 years old.

Mr. Lloyd J. Weinstein, the Company's Treasurer and a Director, is an attorney admitted to practice in the states of New York, New Jersey, and Florida, as well as federally for the Eastern District of New York, the District of New Jersey, and the United States Supreme Court. After graduating Northwestern University and Brooklyn Law School, Mr. Weinstein established The Weinstein Group, PC in Hauppauge, New York. As the senior partner for The Weinstein Group, Mr. Weinstein's practice primarily consists of close corporate as well as commercial litigation. As a result, Mr. Weinstein serves as Corporate Counsel for various corporations which currently include, amongst others, the Permapave group of companies, Verigreen, and Lumi-Coat, Inc. In addition, Mr. Weinstein serves as the executor for a number of estates and trusts. Mr. Weinstein is a member of the American Bar Association, the Florida Bar Association, the New York State Bar Association, the Queens County Bar Association and the Nassau County Bar Association. Mr. Weinstein is a Certified Small Claims Arbitrator in the State of New York, and prior to establishing The Weinstein Group, PC, Mr. Weinstein served as an Examining Member of the Grievance Committees for the Bar Associations of the Tenth Judicial District as well as the Second/Eleventh Judicial Districts. Mr. Weinstein is 39 years old.

Item 9.01 Financial Statements and exhibits.

Exhibit Number	Description
10.1*	Agreement with The VeriGreen Group, LLC
10.2*	Employment Agreement with A. Frederick Greenberg
10.3*	Employment Agreement with Richard M. Greenberg

* Attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLINK-US-NETWORK, LTD.

Date: July 12, 2010   By: /s/ Robert Kondratick

                                             Robert Kondratick
                                             President and Chairman of the Board

Exhibit 10.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement"), entered into as of this _____ day of June, 2010, by and among **INTERLINK-US-NETWORK, LTD.**, a California corporation with an office address of 10390 Wilshire Boulevard, Penthouse 20, Los Angeles, California 90024 ("Company"), **JUMP COMMUNICATIONS, INC.**, a Nevada corporation with an office address of 10390 Wilshire Boulevard, Penthouse 20, Los Angeles, California 90024 ("Seller"), **A. FREDERICK GREENBERG** ("AFG"), **RICHARD M. GREENBERG** ("RMG" and, together with AFG, the "Principals"), and **THE VERIGREEN GROUP, LLC**, a Nevada limited liability company with an office address of 575 Underhill Boulevard, Suite 125, Syosset, NY 11791 ("Buyer").

WHEREAS, the Company is a reporting company whose common stock is listed for trading on the OTC:BB under the symbol IUSN; and

WHEREAS, the Company is authorized to issue 100,000,000 shares of common stock, of which 11,170,987 shares are currently issued and outstanding (the "Common Stock"); and

WHEREAS, the Company is authorized to issue 30,000 shares of Series A Preferred Stock, which is convertible into shares of Common Stock at the rate of 833.33 per share, of which 12,546 shares are currently issued and outstanding (the "Series A Preferred"); and

WHEREAS, the Company is authorized to issue 500,000 shares of Series B Preferred Stock, which is convertible into shares of Common Stock at the rate of 2 per share, of which 90,000 shares are currently issued and outstanding (the "Series B Preferred"); and

WHEREAS, Seller is the owner of 3,136,752 shares of Common Stock which are "free trading" and 12,546 shares of Series A Preferred which are convertible into unrestricted shares of Common Stock (collectively, the "Purchase Shares"); and

WHEREAS, Buyer desires to purchase the Purchase Shares from Seller in exchange for $400,000 (the "Purchase Price"), pursuant to the terms of this Agreement; and

WHEREAS, Buyer intends to merge the assets of certain subsidiary companies with rights to manufacture, market and distribute certain products known as Permapave, Dymoncrete, Dymonrock, Lumi-Coat, VeriBrite and Dymon Pallets (the "Products").

NOW, THEREFORE, for valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound agree as follows:

I. PURCHASE OF SHARES

1.1 **Purchase of Shares.** On the date hereof, Seller hereby sells the Purchase Shares to Buyer. The Seller represents and warrants that all such Purchase Shares are duly authorized, validly issued, fully paid and nonassessable.

1.2 **Purchase Price.** The Buyer shall pay the Purchase Price to Seller as follows:

a. At the Closing, $100,000 will be wired to an account designated by AFG and $100,000 will be wired to an account designated by RMG.

b. On the date which is 90 days after the Closing, $100,000 will be wired to an account designated by AFG and $100,000 will be wired to an account designated by RMG.

1.3 **The Closing.** The Closing of the transaction contemplated by this Agreement shall occur at the offices of the Company on or around June 30, 2010.

1.4 **Assumption of Liabilities.** Buyer will assume the current liabilities of the Company as set forth on its most recent quarterly report on Form 10-Q.

1.5 **Issuance of Additional Shares.** In return for the assumption of the liabilities of the Company pursuant to Section 1.4 hereof, Company will issue 1,000,000 shares of Common Stock and 10,000 shares of Series A Preferred to Buyer (the "Additional Shares"). Such Additional Shares shall bear the following restrictive legend:

> "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. The shares may not be transferred except pursuant to an effective registration statement under such act and other applicable securities laws, or pursuant to an exemption therefrom."

II. MERGER

2.1 **Merger.** Immediately following the Closing, Buyer will merge its Permapave subsidiary with and into the Company, with the Company being the surviving entity of the merger. All of the existing assets of the Company will be assigned to a new subsidiary company ("Newco"), to be formed on or before the Closing. The Permapave assets will remain in a subsidiary of the non-surviving company.

2.2 **Share Exchange.** All shareholders of the Permapave subsidiary other than the Buyer will receive shares of Common Stock on a one for five basis, such that each five shares of the Permapave subsidiary will be replaced by one share of Common Stock. The shares of Common Stock will be issued from authorized unissued of the Company and shall bear the following restrictive legend:

"The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. The shares may not be transferred except pursuant to an effective registration statement under such act and other applicable securities laws, or pursuant to an exemption therefrom."

2.3 **Additional Assets.** Following the Closing, Buyer will assign the rights to the Products to newly formed subsidiary companies of the Company.

2.4 **Board Representation.** Principals agree to continue as Directors of the Company after the Closing and for so long as the Employment Agreements pursuant to Section 5.5 hereof remain in force and effect. Buyer covenants and agrees to obtain and maintain a policy of officers and directors insurance covering the Company as long as the Principals remain as Directors of the Company.

III.   REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company, the Seller and the Principals hereby represent and warrant the following as of the date hereof, as of the date of Closing:

3.1 **Organization and Qualification.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with full power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership or use of property or the nature of the business conducted by it makes such qualification necessary. Except as otherwise disclosed in its public filings, the Company does not own, directly or indirectly, any capital stock of any corporation or any equity, profit sharing, participation or other interest in any corporation, partnership, Limited Liability Company, joint venture or other entity.

3.2 **Authorization; Enforcement.** (i) The Company and the Seller have all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof, (ii) the execution and delivery of this Agreement by the Company and the Seller consummation by them of the transactions contemplated hereby have been duly authorized by the Board of Directors of each and no further consent or authorization of the Company, the Seller, their respective Board of Directors, or its stockholders is required, (iii) this Agreement has been duly executed and delivered by the Company and the Seller by their respective authorized representative, and such authorized representative is the true and official representative with authority to sign this Agreement and the other documents executed in connection herewith and bind the Company accordingly, (iv) this Agreement constitutes a legal, valid and binding obligation of the Company and the Seller enforceable against each in accordance with its terms. The Company and the Seller have full legal right and power and all authority required to enter into, execute and deliver this Agreement and to perform fully their obligations hereunder,



3

including without limitation, the sale and transfer of the Purchase Shares to the Buyer, and (v) this Agreement has been duly executed and delivered on behalf of the Principals, and this Agreement constitutes a valid and binding agreement of the Principals enforceable against the Principals in accordance with its terms.

3.3 **Capitalization**. As of the date hereof, the Company's authorized capital consists of (a) 100,000,000 shares of Common Stock of which 11,195,987 shares are issued and outstanding, (i) with each holder thereof being entitled to cast one vote for each share held on all matters properly submitted to the Shareholders for their vote; and (ii) there being no preemptive rights and no cumulative voting; (b) 30,000 shares of Series A Preferred of which 12,546 shares are issued and outstanding, (i) with each holder thereof being entitled to cast 833.33 votes for each share held on all matters properly submitted to the Shareholders for their vote; (ii) there being no preemptive rights and no cumulative voting; and (iii) each share being convertible into 833.33 shares of Common Stock; and (c) 500,000 shares of Series B Preferred of which 90,000 shares are issued and outstanding, (i) with no voting rights for such shares; (ii) there being no preemptive rights and no cumulative voting; and (iii) each share being convertible into two (2) shares of Common Stock.

Other than with respect to this Agreement and the information set forth above, the Company has no shares reserved for issuance pursuant to any stock option plan or pursuant to securities exercisable for, or convertible into or exchangeable for shares of Common Stock. All of such outstanding shares of capital stock are duly authorized, validly issued, fully paid and nonassessable. Other than as set forth on Schedule 3.3, attached hereto, no shares of capital stock of the Company are subject to preemptive rights or any other similar rights of the stockholders of the Company or any liens or encumbrances. Except as listed above, there are (i) no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, (ii) no agreements or arrangements under which the Company is obligated to register the sale of any of its or their securities under the 1933 Act and (iii) no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders). The Company has furnished to the Buyer true and correct copies of the Company's Articles of Incorporation as in effect on the date hereof ("Articles of Incorporation") and the Company's By-laws, as in effect on the date hereof (the "By-laws"). The Company is issuing the Additional Shares and transferring them to the Buyer free and clear of all liens, encumbrances, objections, title defects, security interest, pledges, mortgages, charges, claims, options, preferential arrangements or restrictions of any kind, including but not limited to any restriction on the use, voting, transfer or other exercise of any attributes of ownership (collectively, "Encumbrances"), other than those created by applicable federal and state securities laws. Upon Closing, the Buyer shall be the lawful record and beneficial owner of the Purchase Shares and the Additional Shares, free and clear of all Encumbrances, other than those created by applicable federal and state securities laws. Other than as set forth on Schedule 3.3

attached hereto, the Company is not a party to any stockholders' agreements, voting trust, proxies, options, rights of first refusal or any other agreements or understandings with respect to its shares of Common Stock, Series A Preferred or Series B Preferred.

        3.4   **No Conflicts**. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) conflict with or result in a violation of any provision of the Articles of Incorporation or By-laws of the Company or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, patent, patent license or instrument to which the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and regulations of any self-regulatory organizations to which the Company or its securities are subject) applicable to the Company or by which any of its property or asset is bound or affected. The Company is not in violation of its Articles of Incorporation, By-laws or other organizational documents and the Company is not in default (and no event has occurred which with notice or lapse of time or both could put such parties in default) under, and the Company has not taken any action or failed to take any action that would give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party or by which any property or assets of the Company is bound or affected. The businesses of the Company are not being conducted in violation of any law, ordinance or regulation of any governmental entity. The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency, regulatory agency, self regulatory organization or stock market or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement.

        3.5   **Disclosure**. All information relating to or concerning the Company set forth in this Agreement and otherwise in connection with the transactions contemplated hereby is true and correct in all respects and the Company has not omitted to state any fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading.

        3.6   **Brokers**. The Company has not taken any action which would give rise to any claim by any person for brokerage commissions, transaction fees or similar payments relating to this Agreement or the transactions contemplated hereby. The Company hereby indemnifies and holds the Creditors harmless from and against any and all losses, costs, expenses or liabilities (including, without limitation, attorneys' fees and costs, whether or not taxable and whether or not any action is prosecuted to judgment) incurred by the Company or the Creditor or any of their respective affiliates in connection with any claim or demand by any person or entity for any broker's, finder's, agent's or other commission or fee in connection with the Creditor's or the Company's entry into this Agreement and the transaction contemplated hereby. The provisions of this section shall survive the Closing or the earlier termination of this Agreement.



3.7 **No Solicitation.** No form of general solicitation or general advertising was used by the Company, the Seller or, to the best of its actual knowledge, any other person acting on behalf of the Company or the Seller, in connection with the offer and sale of the Additional Shares and the Purchase Shares. Neither the Company, nor the Seller, nor, to either's knowledge, any person acting on behalf of the Company or the Seller, has, either directly or indirectly, sold or offered for sale to any person (other than the Buyer) the Purchase Shares and the Additional Shares, and the Company and the Seller represent that neither they nor any person authorized to act on their behalf will sell or offer for sale any such security to, or solicit any offers to buy any such security from, or otherwise approach or negotiate in respect thereof with, any person or persons so as thereby to cause the issuance or sale of the Additional Shares and the Purchase Shares to be in violation of any of the provisions of Section 5 of the Securities Exchange Act of 1934 or any other provision of law.

3.8 **No Shareholder Approval Required.** The acquisition of the Additional Shares and the Purchase Shares by the Buyer from Company and Seller does not require the approval of the shareholders of the Company under the California Corporate Law, the Articles of Incorporation or By-laws, or any other requirement of law or, if shareholder approval is required it has or will, prior to the Closing, be properly obtained in accordance with the requirements of the Articles of Incorporation and By-laws and the California Corporate Law.

3.9 **No Dissenters' Rights.** The acquisition of the Additional Shares and the Purchase Shares by the Buyer from the Company and the Seller will not give rise to any dissenting shareholders' rights under the California Corporate Law, the Articles of Incorporation or By-laws, or otherwise.

3.10 **Prior Offerings.** All issuances by the Company of shares of Common Stock in past transactions have been legally and validly effected, and all of such shares of Common Stock are fully paid and non-assessable.

3.11 **Survival.** The representations and warranties herein by the Company will be true and correct in all material respects on and as of the Closing with the same force and effect as though said representations and warranties had been made on and as of the Closing Date and will, except, as otherwise provided herein, survive the Closing for a period of one (1) year.

IV. REPRESENTATIONS AND WARRANTIES OF THE BUYER

4.1 **Investment Purpose.** The Buyer is purchasing the Purchase Shares and the Additional Shares for its own account and not with a present view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the 1933 Act.

4.2 **Reliance on Exemptions.** The Buyer understands that the Purchase Shares and the Additional Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire such securities.

4.3   Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Purchase Shares and the Additional Shares which have been requested by the Buyer or its advisors. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company, the Seller and the Principals. Neither such inquiries nor any other due diligence investigation conducted by the Buyer or any of its advisors or representatives shall modify, amend or affect Buyer's right to rely on the Company's representations and warranties contained in Section 3 hereof. The Buyer understands that its investment in the Company involves a significant degree of risk.

4.4   Accredited Investor. The Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.5   Authorization; Enforcement. This Agreement has been duly and validly authorized. This Agreement has been duly executed and delivered on behalf of the Buyer, and this Agreement constitutes a valid and binding agreement of the Creditor enforceable against the Buyer in accordance with its terms.

V.   CONDITIONS OF BUYER'S OBLIGATIONS AT CLOSING

The obligations of the Buyer under this Agreement are subject to the fulfillment on or before the Closing, of each of the following conditions:

5.1   Representations and Warranties. The representations and warranties of the Company contained in Article III hereof shall be true on and as of the Closing.

5.2   Performance/No Event of Default. The Company shall have performed and complied with all agreements and conditions contained herein to be performed or complied with by it on or before the Closing and there shall exist no Event of Default.

5.3   Delivery of Shares. The Seller shall have delivered the Purchase Shares and the Company shall have authorized, issued and delivered the Additional Shares to Buyer Creditor.

5.4   Good Standing. The Company shall have delivered a Certificate of Good Standing from the State of California, dated no more than thirty (30) days prior to the Closing.



5.5 **Employment Agreements**. The Principals shall have executed and delivered their Employment Agreements substantially in the form of <u>Exhibit A</u> attached hereto (the "Employment Agreements").

VI. CONDITIONS OF SELLER'S OBLIGATIONS AT CLOSING

The obligations of the Company, the Seller and the Principals under this Agreement are subject to the fulfillment on or before the Closing of the following condition:

6.1 **Representations and Warranties**. The representations and warranties of the Buyer contained in Article IV hereof shall be true on and as of the Closing.

6.2 **Employment Agreements**. Buyer shall cause the Company to have executed and delivered the Employment Agreements to the Principals.

VII. POST-CLOSING COVENANTS

7.1 **Assistance with Filings**. Principals shall provide Buyer and the Company with all reasonable assistance necessary to ensure that any and all filings required by the SEC, FINRA and NASDAQ are made in a timely fashion.

7.2 **Replacement of Auditor and Accountant.** The Company will replace its current auditor and accountant following the Closing. Principals agree to provide all reasonable assistance to effectuate this.

7.3 **Company Office**. The Company will maintain its current office in Los Angeles, California for at least four (4) months following the Closing.

7.5 **Indemnification.** The Company will indemnify, defend and hold the Principals harmless from and against any and all liability, claim, loss, cost and expense (including reasonable attorneys' fees) arising out of their service as Directors of the Company for any and all periods following the Closing.

7.6 **Release.** The Company hereby releases the Principals from any causes of action it may have against them, either singularly or together, arising from their actions as officers and directors of the Company for the period up to and including the date of the Closing; provided that the foregoing shall not apply to any action taken which has not been disclosed to the Company and its shareholders.

VIII DEFAULT

8.1 **Events of Default**. With respect to this Agreement, the following events are "Events of Default" thereunder and hereunder:



(a) Default shall be made by the Buyer in the payment of the Purchase Price or any portion thereof after five (5) days' written notice from the Seller and the Principals following the date when the same is due and payable; or

(b) Default shall be made in the due performance or observance of any other material covenant, agreement or provision herein, to be performed or observed by any party, or a material breach shall exist in any representation or warranty herein contained, as of the date when made, and such default or breach shall have continued for a period of thirty (30) days after written notice thereof to the defaulting party from the other party.

8.2 **Acceleration**. If any one or more Events of Default described in Section 8.1 shall occur and be continuing, then the non-defaulting party may, at its option and by written notice to the defaulting party, (i) in the case of Seller and the Principals, declare the unpaid balance of the Purchase Price owing to be forthwith due and payable and thereupon such balance shall become so due and payable without presentation, protest or further demand or notice of intent to accelerate or other notice of any kind, all of which are hereby expressly waived by the Buyer, and (ii) in the case of any other Default, take any such action necessary to enforce this Agreement.

IX. MISCELLANEOUS

9.1 **Notices**. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly "given" on the date of delivery, if delivery is made personally or by telegram or telecopy to the party to whom notice is to be given, or upon receipt if mailed by first class mail, either registered or certified, postage prepaid and properly addressed as follows:

If to the Buyer:

The VeriGreen Group, LLC
575 Underhill Boulevard, Suite 125
Syosset, NY 11791

With a copy to:

Fredric H. Aaron, Esq.
14 Vanderventer Avenue, Suite 212
Port Washington, NY 11050

If to the Company:

Interlink-US-Network, Ltd.
10390 Wilshire Boulevard, Penthouse 20
Los Angeles, CA 90024
Attention: Richard M. Greenberg, President



If to the Seller and the Principals:

Jump Communications, Inc.
10390 Wilshire Boulevard, Penthouse 20
Los Angeles, CA 90024
Attention: A. Frederick Greenberg, President

With a copy to:

Fredric H. Aaron, Esq.
14 Vanderventer Avenue, Suite 212
Port Washington, NY 11050

Each party may change its address for purposes of this Section by giving the other parties written notice of the new address in the manner set forth above.

        9.2   **Costs and Expenses**. The Company shall pay all of the reasonable costs and expenses, including without limitation all reasonable attorneys' fees and legal expenses, incurred by it in connection with the documentation of this Agreement.

        9.3   **Binding Effect; Governing Law**. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, except that no party shall have the right to assign its rights or obligations hereunder. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York (without reference to any principles of conflicts of laws).

        9.4   **Jurisdiction**. The parties each hereby irrevocably submit to the non-exclusive jurisdiction of any court sitting in New York County, New York, over any action, suit or proceeding arising out of or relating to this Agreement. The parties agree that final judgment in any such action, suit or proceeding brought in such a court shall be conclusive and binding upon each of the parties and may be enforced in any court of the jurisdiction to which the parties are subject by a suit upon such judgment; provided, however, that service of process is affected upon the parties in the manner permitted by law.

        9.5   **Counterparts**. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.



10

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

THE COMPANY:

INTERLINK-US-NETWORK, LTD.



By: ______________________

Name: A. FREDERICK GREENBERG

Title: CEO & CHAIRMAN

THE SELLER:

JUMP COMMUNICATIONS, INC.



By: ______________________

Name: A. FREDERICK GREENBERG

Title: PRESIDENT & CHAIRMAN

THE PRINCIPALS



____

A. Frederick Greenberg, individually



____

Richard M. Greenberg, individually

THE BUYER:

THE VERIGREEN GROUP, LLC



By: ______________________

Name: Robert Kubbernus

Title: Member

11

Exhibit 10.2

EXECUTIVE EMPLOYMENT AGREEMENT

EXECUTIVE EMPLOYMENT AGREEMENT, effective as of this 5th day of July, 2010 (this "Agreement"), between A. Frederick Greenberg, resides at 10390 Wilshire Boulevard, Los Angeles, CA 90024 (the "Executive"), and Interlink-US-Network, Ltd., a California corporation with an address of 575 Underhill Boulevard, Suite 125, Syosset, New York 11791 (the "Company").

WITNESSETH:

WHEREAS, the Company desires to memorialize its employment with the Executive as its Vice President and the Executive desires to continue to accept such employment subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree as follows:

ARTICLE I
POSITION; TERM

1.1   Position. The Company desires to continue to employ the Executive as the Vice President, which employment the Executive hereby accepts, all in the capacity and on the terms and conditions hereinafter set forth.

1.2   Duties.   During the Term, the Executive shall perform services hereunder, all under and subject to the direction and control of the Board of Directors of the Company (the "Board"). The services to be performed by the Executive shall be commensurate with the position of the Executive as a senior executive employee of the Company, and Executive shall report directly to the President of the Company. In this connection, during the Term (i) the Executive shall not render services to or for any other person, firm, corporation or business in this capacity that is in competition with the Company, and (ii) shall have no interest directly or indirectly in any other person, firm, corporation or business whose business is related to or competitive with the business of the Company; provided, however, the Executive may own, directly or indirectly, solely as an investment, securities of any entity which are traded on any national securities exchange or which are admitted to quotation on The NASDAQ Stock Market Inc. if the Executive (a) is not a controlling person of, or a member of a group which controls, such entity and (b) does not, directly or indirectly, own five percent or more of any class of securities of such entity. Notwithstanding the foregoing, so long as it does not interfere with his employment hereunder, the Executive may attend to outside investments and serve as a director, trustee or officer of or otherwise participate in charitable and civic organizations and serve as director of corporations whose business is unrelated to the business of the Company.

1.3   Term. The term of employment shall commence as of the date of this Agreement and shall continue until the third anniversary of the date hereof (the "Initial Term"). Thereafter, unless either party shall send written notice of termination to the other at least thirty (30) days prior to the termination of the Initial Term or any extension term, this Agreement shall automatically be renewed from year to year on the terms and conditions contained herein. Notwithstanding the foregoing, this Agreement shall be subject to the termination provisions set forth in Article IV below. For purposes of this Agreement, "Term" shall mean collectively the Initial Term and any renewal term, if any, during which this Agreement remains in effect.

ARTICLE II
SALARY; BONUSES

2.1   Annual Base Salary. (a) During the Term, the annual base salary (the "Base Salary") to be paid by the Company to the Executive shall be Twenty Six Thousand Dollars ($26,000), payable biweekly, or in such other manner as the parties shall mutually agree, subject to withholding for applicable taxes. The Board shall review the salary compensation of the Executive annually during the Term.

(b)   The Company shall deduct from the Base Salary the applicable federal, state and local income tax liability.

2.2   Profit Sharing. In addition to the Base Salary, the Executive shall receive an annual profit sharing bonus (the "Bonus") in an amount equal to five (5%) percent of the net sales of the Company's products generated by the Executive excluding the Fred Box, which will be ten (10%) percent of the total sales net of commissions paid to third parties. Such Bonus shall be payable 50% in cash and 50% in common stock of the Company, based on a per share price equal to the average bid and asked price for such common stock as reported on the OTC:BB or such other exchange as such shares are quoted for the 30 day period preceding the fiscal year end of the Company.

2.3   Share Issuance. On the date hereof, the Company shall issue to Executive an amount of shares of its Common Stock equal to 1% of the issued and outstanding equity of the Company on a fully-diluted basis. Such shares will bear the standard restrictive legend for unregistered shares of the Company's equity.

ARTICLE III
BENEFITS

3.1   Business Expenses   The Company, upon presentation by the Executive of appropriate substantiating documentation, shall reimburse the Executive for all reasonable and necessary business expenses incurred by the Executive in connection with the performance of his duties under this Agreement, including reasonable accommodation expenses during travel required in connection with the performance of the Executive's duties. Notwithstanding the foregoing, the Company agrees to adjust this amount within 30 days of the mutual agreement of the parties.

3.2   Car Allowance. The Executive will receive a monthly car allowance of $1,200 which shall include lease, insurance, registration and gas.

3.3   Health Insurance. The Company will reimburse Executive for any health related expenses not covered by Medicare.

3.4   Other Benefits. Except as expressly provided herein, the Executive will not receive any other employment benefits from the Company.

ARTICLE IV
TERMINATION

4.1   Termination. Either party may terminate this Agreement on thirty (30) days prior written notice to the other party; provided that, if the Agreement is terminated by the Company, the Company will pay the remaining Base Salary payable to Executive through the end of the Term as well as any accrued but unpaid Bonus due the Executive through the date of termination.

4.2   Disability; Death.   In the event that during the Term the Executive shall either die or in the reasonable judgment of the Board, be unable to perform his duties because of any medically determinable physical or mental impairment for a period in excess of one-hundred twenty (120) days in any twelve (12) month period, the Company shall have the right to suspend payment of the Base Salary for any time after the expiration of thirty (30) days after such determination, and at any time thereafter, to terminate this Agreement. In the event of such termination, the Company shall pay to the Executive or his legal representative (i) the amount of the Base Salary payable hereunder for a period of one (1) year following the termination date at the rate prevailing on the termination date and (ii) any accrued and unpaid Bonus.

ARTICLE V
REPRESENTATION; NON-COMPETITION; CONFIDENTIALITY

5.1   Executive Representation. The Executive represents that the Executive's execution of this Agreement and the performance of his duties required hereunder will neither be a breach of any other employment or other agreement nor a breach of any non-competition or similar agreement.

5.2   Non-Competition. (a) The Executive agrees that during the Term and for the period of one year thereafter, he will not engage, directly or directly, either as principal, agent, consultant, proprietor, creditor, stockholder, director, officer or employee, or participate in the ownership, management, operation or control of any business which directly or indirectly competes with the business of the Company.   The Executive acknowledges and agrees that the current market for the Company's business extends throughout the western United States and that it is therefore reasonable to prohibit the Executive from competing with the Company anywhere in such territory. This Section shall not apply to the Executive's ownership of less than five percent (5%) of the capital stock of a company having a class of capital stock which is traded on any national stock exchange or on the over-the-counter market.

(b)   During the Term and for the period of one year thereafter, the Executive agrees that he will not, directly or indirectly, (i) solicit, divert or recruit or encourage any of the employees of the Company, or any person who was an employee of the Company during the Term, to leave the employ of the Company or terminate or alter their contractual relationship in a way that is adverse to the Company's interests, (ii) solicit or divert business from the Company, or assist any person or entity in doing so or attempting to do so or (iii) cause or seek to cause any person or entity to refrain from dealing or doing business with the Company or assist any person or entity in doing so or attempting to do so.

5.3   Confidential Information. (a) The Executive agrees that he shall hold in strict confidence and shall not at any time during or after his employment with the Company, directly or indirectly, (i) reveal, report, publicize, disclose, or transfer any Confidential Information (as described below) or any part thereof to any person or entity, (ii) use any of the Confidential Information or any part thereof for any purpose other than in the course of his duties on behalf of the Company, or (iii) assist any person or entity other than the Company to secure any benefit from the Confidential Information or any part thereof. All Confidential Information (regardless of the medium retained) and all abstracts, summaries or writings based upon or reflecting any Confidential Information in the Executive's possession shall be delivered by the Executive to the Company upon request therefor by the Company or automatically upon the expiration of the Term or termination of this Agreement.

(b)   For purposes of this Agreement, "Confidential Information" shall mean any information relating to the business, operations, affairs, assets or condition (financial or otherwise) of the Company which is not generally known by non-company personnel, or is proprietary or in any way constitutes a trade secret (regardless of the medium in which information is maintained) which the Executive develops or which the Executive obtains knowledge of or access to through or as a result of the Executive's relationship with the Company. Confidential Information specifically includes, without limitation, business and marketing plans, financings, cost and pricing information, supplier information, all source code, system and user documentation, and other technical documentation pertaining to the hardware and software programs of the Company, including any proposed design and specifications for future products and products in development, and all other technical and business information considered confidential by the Company. Confidential Information shall not include any information that is generally publicly available or otherwise in the public domain other than as a result of a breach by the Executive of his obligations hereunder. For purposes of this Agreement, information shall not be deemed Confidential Information if (i) such information is available from public sources, (ii) such information is received from a third party not under an obligation to keep such information confidential, or (iii) the Executive can conclusively demonstrate that such information had been independently developed by the Executive.

4

5.4   Remedies.   The Executive agrees and acknowledges that the foregoing restrictions and the duration and the territorial scope thereof as set forth in this Sections 5.2 and 5.3 are under all of the circumstances reasonable and necessary for the protection of the Company and its business. In the event that the Executive shall breach any of the provisions of Sections 5.2 or 5.3, in addition to and without limiting or waiving any other remedies available to the Company, at law or in equity, the Company shall be entitled to immediate injunctive relief in any court, domestic or foreign, having the capacity to grant such relief, to restrain any such breach or threatened breach and to enforce the provision of this Agreement.

5.5   Blue Penciling. If any provision of Article V shall be held to be contrary to law or invalid or unenforceable in any respect or any jurisdiction, or as to any one or more periods of time, areas or business activities, the remaining provisions shall not be affected but shall remain in full force and effect as to the other and remaining parts, and any such invalid or unenforceable provisions shall be deemed, without further action on the part of the parties hereto, modified, amended and limited to the extent necessary to render the same valid and enforceable.

ARTICLE VI
MISCELLANEOUS

6.1   Entire Agreement.   This Agreement constitutes the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any and all previous agreements or understandings between the Executive and the Company concerning the subject matter hereof, all of which are merged herein.

6.2   Successors. This Agreement shall be binding upon and inure to the benefit of the Executive and his heirs and personal representatives, and the Company and its successors and assigns.

6.3   Notices. All notices and other communications required or permitted hereunder shall be delivered personally, sent via facsimile, certified or registered mail, return receipt requested, or next day express mail or overnight, nationally recognized courier, postage prepaid with proof of receipt, to the address or telephone number (in the case of facsimile) set forth above. Such addresses and/or telephone numbers may be changed by notice given in the manner provided herein. Any such notice shall be deemed given (i) when delivered if delivered personally, (ii) the day after deposit with the express or courier service when sent by next day express mail or courier, (iii) five (5) days after deposit with the postal service when sent by certified or registered mail, or (iv) when sent over a facsimile system with answer back response set forth on the sender's copy of the document.

6.4   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to choice of law principles.

6.5   Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement executed by the Company and the Executive.

6.6   Headings. The section headings herein are inserted for the convenience of the parties only and are not to be construed as part of the terms of this Agreement or to be taken into account in the construction or interpretation of this Agreement.

6.7   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have entered into this Executive Employment Agreement as of the day and year first above written.

INTERLINK-US-NETWORK, LTD.



By: _____
Name: _Robert Fredrefeli_
Title: _President_



A. Frederick Greenberg, Vice President

6

Exhibit 10.3

EXECUTIVE EMPLOYMENT AGREEMENT

EXECUTIVE EMPLOYMENT AGREEMENT, effective as of this 5ᵗʰ day of July, 2010 (this "Agreement"), between Richard M. Greenberg, resides at 10390 Wilshire Boulevard, Los Angeles, CA 90024 (the "Executive"), and Interlink-US-Network, Ltd., a California corporation with an address of 575 Underhill Boulevard, Suite 125, Syosset, New York 11791 (the "Company").

WITNESSETH:

WHEREAS, the Company desires to memorialize its employment with the Executive as its Vice President and the Executive desires to continue to accept such employment subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree as follows:

ARTICLE I
POSITION; TERM

1.1 Position. The Company desires to continue to employ the Executive as the Vice President, which employment the Executive hereby accepts, all in the capacity and on the terms and conditions hereinafter set forth.

1.2 Duties. During the Term, the Executive shall perform services hereunder, all under and subject to the direction and control of the Board of Directors of the Company (the "Board"). The services to be performed by the Executive shall be commensurate with the position of the Executive as a senior executive employee of the Company, and Executive shall report directly to the President of the Company. In this connection, during the Term (i) the Executive shall not render services to or for any other person, firm, corporation or business in this capacity that is in competition with the Company, and (ii) shall have no interest directly or indirectly in any other person, firm, corporation or business whose business is related to or competitive with the business of the Company; provided, however, the Executive may own, directly or indirectly, solely as an investment, securities of any entity which are traded on any national securities exchange or which are admitted to quotation on The NASDAQ Stock Market Inc. if the Executive (a) is not a controlling person of, or a member of a group which controls, such entity and (b) does not, directly or indirectly, own five percent or more of any class of securities of such entity. Notwithstanding the foregoing, so long as it does not interfere with his employment hereunder, the Executive may attend to outside investments and serve as a director, trustee or officer of or otherwise participate in charitable and civic organizations and serve as director of corporations whose business is unrelated to the business of the Company.

1.3 Term. The term of employment shall commence as of the date of this Agreement and shall continue until the third anniversary of the date hereof (the "Initial Term"). Thereafter, unless either party shall send written notice of termination to the other at least thirty (30) days prior to the termination of the Initial Term or any extension term, this Agreement shall automatically be renewed from year to year on the terms and conditions contained herein. Notwithstanding the foregoing, this Agreement shall be subject to the termination provisions set forth in Article IV below. For purposes of this Agreement, "Term" shall mean collectively the Initial Term and any renewal term, if any, during which this Agreement remains in effect.

ARTICLE II
SALARY; BONUSES

2.1   Annual Base Salary. (a) During the Term, the annual base salary (the "Base Salary") to be paid by the Company to the Executive shall be Twenty Six Thousand Dollars ($26,000), payable biweekly, or in such other manner as the parties shall mutually agree, subject to withholding for applicable taxes. The Board shall review the salary compensation of the Executive annually during the Term.

(b) The Company shall deduct from the Base Salary the applicable federal, state and local income tax liability.

2.2   Profit Sharing. In addition to the Base Salary, the Executive shall receive an annual profit sharing bonus (the "Bonus") in an amount equal to five (5%) percent of the net sales of the Company's products generated by the Executive excluding the Fred Box, which will be ten (10%) percent of the total sales net of commissions paid to third parties. Such Bonus shall be payable 50% in cash and 50% in common stock of the Company, based on a per share price equal to the average bid and asked price for such common stock as reported on the OTC:BB or such other exchange as such shares are quoted for the 30 day period preceding the fiscal year end of the Company.

2.3   Share Issuance. On the date hereof, the Company shall issue to Executive an amount of shares of its Common Stock equal to 1% of the issued and outstanding equity of the Company on a fully-diluted basis. Such shares will bear the standard restrictive legend for unregistered shares of the Company's equity.

ARTICLE III
BENEFITS

3.1   Business Expenses   The Company, upon presentation by the Executive of appropriate substantiating documentation, shall reimburse the Executive for all reasonable and necessary business expenses incurred by the Executive in connection with the performance of his duties under this Agreement, including reasonable accommodation expenses during travel required in connection with the performance of the Executive's duties. Notwithstanding the foregoing, the Company agrees to adjust this amount within 30 days of the mutual agreement of the parties.

3.2   Car Allowance. The Executive will receive a monthly car allowance of $1,200 which shall include lease, insurance, registration and gas.

3.3   Health Insurance. The Company will reimburse Executive for any health related expenses not covered by Medicare.

3.4   Other Benefits. Except as expressly provided herein, the Executive will not receive any other employment benefits from the Company.

ARTICLE IV
TERMINATION

4.1   Termination. Either party may terminate this Agreement on thirty (30) days prior written notice to the other party; provided that, if the Agreement is terminated by the Company, the Company will pay the remaining Base Salary payable to Executive through the end of the Term as well as any accrued but unpaid Bonus due the Executive through the date of termination.

4.2   Disability; Death.   In the event that during the Term the Executive shall either die or in the reasonable judgment of the Board, be unable to perform his duties because of any medically determinable physical or mental impairment for a period in excess of one-hundred twenty (120) days in any twelve (12) month period, the Company shall have the right to suspend payment of the Base Salary for any time after the expiration of thirty (30) days after such determination, and at any time thereafter, to terminate this Agreement. In the event of such termination, the Company shall pay to the Executive or his legal representative (i) the amount of the Base Salary payable hereunder for a period of one (1) year following the termination date at the rate prevailing on the termination date and (ii) any accrued and unpaid Bonus.

ARTICLE V
REPRESENTATION; NON-COMPETITION; CONFIDENTIALITY

5.1   Executive Representation. The Executive represents that the Executive's execution of this Agreement and the performance of his duties required hereunder will neither be a breach of any other employment or other agreement nor a breach of any non-competition or similar agreement.

5.2   Non-Competition. (a) The Executive agrees that during the Term and for the period of one year thereafter, he will not engage, directly or directly, either as principal, agent, consultant, proprietor, creditor, stockholder, director, officer or employee, or participate in the ownership, management, operation or control of any business which directly or indirectly competes with the business of the Company.   The Executive acknowledges and agrees that the current market for the Company's business extends throughout the western United States and that it is therefore reasonable to prohibit the Executive from competing with the Company anywhere in such territory. This Section shall not apply to the Executive's ownership of less than five percent (5%) of the capital stock of

3

a company having a class of capital stock which is traded on any national stock exchange or on the over-the-counter market.

(b)   During the Term and for the period of one year thereafter, the Executive agrees that he will not, directly or indirectly, (i) solicit, divert or recruit or encourage any of the employees of the Company, or any person who was an employee of the Company during the Term, to leave the employ of the Company or terminate or alter their contractual relationship in a way that is adverse to the Company's interests, (ii) solicit or divert business from the Company, or assist any person or entity in doing so or attempting to do so or (iii) cause or seek to cause any person or entity to refrain from dealing or doing business with the Company or assist any person or entity in doing so or attempting to do so.

5.3   Confidential Information. (a) The Executive agrees that he shall hold in strict confidence and shall not at any time during or after his employment with the Company, directly or indirectly, (i) reveal, report, publicize, disclose, or transfer any Confidential Information (as described below) or any part thereof to any person or entity, (ii) use any of the Confidential Information or any part thereof for any purpose other than in the course of his duties on behalf of the Company, or (iii) assist any person or entity other than the Company to secure any benefit from the Confidential Information or any part thereof. All Confidential Information (regardless of the medium retained) and all abstracts, summaries or writings based upon or reflecting any Confidential Information in the Executive's possession shall be delivered by the Executive to the Company upon request therefor by the Company or automatically upon the expiration of the Term or termination of this Agreement.

(b)   For purposes of this Agreement, "Confidential Information" shall mean any information relating to the business, operations, affairs, assets or condition (financial or otherwise) of the Company which is not generally known by non-company personnel, or is proprietary or in any way constitutes a trade secret (regardless of the medium in which information is maintained) which the Executive develops or which the Executive obtains knowledge of or access to through or as a result of the Executive's relationship with the Company. Confidential Information specifically includes, without limitation, business and marketing plans, financings, cost and pricing information, supplier information, all source code, system and user documentation, and other technical documentation pertaining to the hardware and software programs of the Company, including any proposed design and specifications for future products and products in development, and all other technical and business information considered confidential by the Company. Confidential Information shall not include any information that is generally publicly available or otherwise in the public domain other than as a result of a breach by the Executive of his obligations hereunder. For purposes of this Agreement, information shall not be deemed Confidential Information if (i) such information is available from public sources, (ii) such information is received from a third party not under an obligation to keep such information confidential, or (iii) the Executive can conclusively demonstrate that such information had been independently developed by the Executive.

4

5.4   Remedies.   The Executive agrees and acknowledges that the foregoing restrictions and the duration and the territorial scope thereof as set forth in this Sections 5.2 and 5.3 are under all of the circumstances reasonable and necessary for the protection of the Company and its business. In the event that the Executive shall breach any of the provisions of Sections 5.2 or 5.3, in addition to and without limiting or waiving any other remedies available to the Company, at law or in equity, the Company shall be entitled to immediate injunctive relief in any court, domestic or foreign, having the capacity to grant such relief, to restrain any such breach or threatened breach and to enforce the provision of this Agreement.

5.5   Blue Penciling. If any provision of Article V shall be held to be contrary to law or invalid or unenforceable in any respect or any jurisdiction, or as to any one or more periods of time, areas or business activities, the remaining provisions shall not be affected but shall remain in full force and effect as to the other and remaining parts, and any such invalid or unenforceable provisions shall be deemed, without further action on the part of the parties hereto, modified, amended and limited to the extent necessary to render the same valid and enforceable.

ARTICLE VI
MISCELLANEOUS

6.1   Entire Agreement.   This Agreement constitutes the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any and all previous agreements or understandings between the Executive and the Company concerning the subject matter hereof, all of which are merged herein.

6.2   Successors.   This Agreement shall be binding upon and inure to the benefit of the Executive and his heirs and personal representatives, and the Company and its successors and assigns.

6.3   Notices.   All notices and other communications required or permitted hereunder shall be delivered personally, sent via facsimile, certified or registered mail, return receipt requested, or next day express mail or overnight, nationally recognized courier, postage prepaid with proof of receipt, to the address or telephone number (in the case of facsimile) set forth above.   Such addresses and/or telephone numbers may be changed by notice given in the manner provided herein. Any such notice shall be deemed given (i) when delivered if delivered personally, (ii) the day after deposit with the express or courier service when sent by next day express mail or courier, (iii) five (5) days after deposit with the postal service when sent by certified or registered mail, or (iv) when sent over a facsimile system with answer back response set forth on the sender's copy of the document.

6.4   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to choice of law principles.

6.5 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement executed by the Company and the Executive.

6.6 Headings. The section headings herein are inserted for the convenience of the parties only and are not to be construed as part of the terms of this Agreement or to be taken into account in the construction or interpretation of this Agreement.

6.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have entered into this Executive Employment Agreement as of the day and year first above written.

INTERLINK-US-NETWORK, LTD.



By: ______________________
Name: Robert Kubbernus
Title: President



____
Richard M. Greenberg, Vice President